BERKSHIRE HATHAWAY INC.

3555 FARNAM STREET

OMAHA, NEBRASKA 68131

TELEPHONE (402) 346-1400

FAX (402) 346-3375

May 7, 2010

Mr. Gus Rodriguez

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Berkshire Hathaway Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
File No. 001-14905

Dear Mr. Rodriguez:

The purpose of this letter is to respond to your letter dated April 7, 2010. To assist you in reviewing our response, we preceded our response with a copy (in bold type) of the point as stated in your letter.

General

1.	We have not yet reviewed the Part III information that is included in your Form 10-K. We may have further comments after reviewing that information and we will not be able to clear our review of your filing until we have the opportunity to resolve any resulting comments.

We acknowledge receipt of the Commission’s letter dated May 3, 2010 and we will respond to the comments therein under separate correspondence.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(m) Deferred charges reinsurance assumed, page 69

2.	You disclose that you record deferred charges at the inception of retroactive property and casualty reinsurance contracts representing the excess of estimated liabilities for claims and claim costs over the consideration you received. Please explain to us how your accounting for these deferred charges complies with GAAP and reference for us the authoritative literature you rely upon to support your position.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

We believe Berkshire’s accounting policy for establishing and amortizing deferred charges related to retroactive reinsurance contracts is supported by Accounting Standards Codification (“ASC”) 944. ASC 944 provides industry specific guidance for accounting and reporting by insurance enterprises. Included in ASC 944 is specific guidance on accounting for reinsurance of short-duration and long-duration contracts (formerly Statement of Financial Accounting Standards (“SFAS”) 113 as amended).

SFAS 113 was issued to address accounting practice issues that were not previously addressed in SFAS 60, including more definitive guidance on risk transfer and the delineation of retroactive and prospective reinsurance of short-duration insurance contracts. SFAS 113 addressed reinsurance accounting from the standpoint of a ceding company. We believe that these accounting rules should be applied symmetrically with respect to a reinsurer.

To the extent that ceded losses exceed the consideration paid to a reinsurer, ASC 944 provides a settlement based recognition standard with respect to gains of a ceding company arising from a retroactive reinsurance contract. The deferred recognition of gains by a ceding company in connection with a retroactive reinsurance contract is considered a better reflection of the substance of the underlying contract than prospective reinsurance principles that would call for immediate gain recognition. We believe these principles should be mirrored by the reinsurer and they have been adhered to by Berkshire as an assuming company.

The key references in ASC 944 that we have relied on to support our accounting policies regarding retroactive reinsurance contracts are provided below.

ASC 944-20-15-34 provides that the financial reporting of a contract with a reinsurer depends on whether the contract reinsures short-duration or long-duration contracts and, if short-duration, on whether the contract is considered prospective or retroactive reinsurance.

ASC 944-20-15-34B provides that the distinction between prospective and retroactive reinsurance contracts is based on whether the contract reinsures past or future loss events of the underlying reinsured contracts.

ASC 944-40-25-33 provides that reinsurance contracts do not result in immediate recognition of gains unless the reinsurance contract is a legal replacement of one insurer by another and thereby extinguishes the ceding entity’s liability to the policyholder.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

ASC 944-605-25-22 provides that amounts paid for retroactive reinsurance of short-duration contracts shall be reported as reinsurance receivables (by a ceding company) to the extent that such amounts do not exceed the recorded liabilities of the underlying reinsured contracts. If the recorded liabilities (of a ceding company) exceed the amounts paid (to a reinsurer), reinsurance receivables shall be increased and the resulting gain deferred.

ASC 944-605-35-9 provides that any gain deferred under ASC 944-605-25-22 be amortized over the estimated remaining settlement period. If the amounts and timing of the reinsurance recoveries can be reasonably estimated, the deferred gain shall be amortized based on the amount paid to a reinsurer and the estimated timing and amounts of recoveries (payments) from a reinsurer (the interest method). Otherwise, the proportion of actual recoveries to total estimated recoveries (the recovery method) shall determine the amount of amortization.

ASC 944-605-35-13 provides that if there are changes in the estimated amount recoverable from a reinsurer or in the timing of receipts related to that amount, a cumulative amortization adjustment shall be recognized in earnings in the period of the change so that the deferred gain reflects the balance that would have existed had the revised estimate been available at the inception of the reinsurance transaction.

As previously discussed, reinsurance accounting standards were written from the standpoint of a ceding company. When issued, SFAS 113 did not address or change existing practice in accounting for reinsurance assumed, other than to provide guidance on indemnification against loss or liability relating to insurance risk and require certain disclosures.

In the absence of specific guidance applicable to a reinsurer and given the specific guidance provided from the standpoint of a ceding company, we believe that the provisions related to retroactive reinsurance of short-duration contracts should logically be applied in a symmetrical manner with respect to a reinsurer. In addition, this policy was consistent with Berkshire’s accounting practices prior to the FASB’s issuance of SFAS 113. Accordingly, we believe that Berkshire’s accounting policies with respect to deferred charges related to short-duration retroactive reinsurance contracts is supported by ASC 944.

Note 5:  Investments in equity securities, page 73

3.	You disclose that $1,864 million in gross unrealized losses relate to equity securities that have been in an unrealized loss position for at least 12 months. Although we acknowledge your statement that you do not use a bright-line test in determining whether impairments are temporary or other than temporary, the duration of unrealized losses in your portfolio appears to be a strong indication that these losses are not temporary. Please explain to us why you have not impaired these securities and reference for us the authoritative literature you rely upon to support your accounting. Although we acknowledge your intent to hold these securities until their prices recover, please explain to us the extent of the decline in value and when you expect the prices to recover.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

Under ASC 320 (formerly SFAS 115 as amended), an investment is impaired if the fair value is less than the cost. Impaired investments must be further analyzed to determine whether the impairment is deemed other than temporary. ASC 320’s guidance on the assessment of other-than-temporary impairments of equity securities is principally through the reference to SEC Topic 5M (formerly Staff Accounting Bulletin 59). Ultimately, the recognition of an other-than-temporary impairment requires judgment by management based on the underlying facts and circumstances.

An excerpt from Topic 5M follows:

There are numerous factors to be considered in such an evaluation and their relative significance will vary from case to case. The staff believes that the following are only a few examples of the factors which, individually or in combination, indicate that a decline in value of an equity security classified as available-for-sale is other than temporary and that a write-down of the carrying value is required:

a.	The length of the time and the extent to which the market value has been less than cost;

b.	The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer such as changes in technology that may impair the earnings potential of the investment or the discontinuance of a segment of the business that may affect the future earnings potential; or

c.	The intent and ability of the holder to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value.

In our assessment of whether the unrealized losses at December 31, 2009 were other than temporary with respect to investments in a continuous unrealized loss position for more than twelve months, we considered the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value was less than cost, the relative amount of the decline and our ability and intent to hold the investment until the fair value recovered. We believe this assessment is consistent with the criteria in Topic 5M.

We point out that under Topic 5M, the length of time that the fair value of a security is less than fair value is one factor, but not the only factor, to be considered in assessing whether an impairment is other than temporary. While we recognize that under current accounting principles generally accepted in the United States of America, disclosures are required for unrealized losses that have been in a continuous unrealized loss position for more than 12 months, we do not necessarily believe that a continuous unrealized loss of more than twelve months is by itself conclusive in determining whether or not an other-than-temporary impairment is appropriate.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

As of December 31, 2009, approximately 77% of the $1,864 million of unrealized losses in equity investments that were in a continuous unrealized loss position for more than twelve months was concentrated in two issuers, Kraft Foods ($789 million or 18% of cost) and U.S. Bancorp ($646 million or 27% of cost). These securities were principally acquired during 2006 and 2007.

As a result of the housing and credit crises and near collapse of the financial markets in 2008, the market prices for substantially all of Berkshire’s investments in equity securities declined, including Kraft Foods and U.S. Bancorp. This was consistent with the stock market in general. While stock prices for these two companies at December 31, 2009 did not change significantly as compared to December 31, 2008, each company reported significant earnings despite the prevailing economic conditions.

At December 31, 2009, we reviewed publicly available information on these companies and concluded that the underlying businesses of Kraft Foods and U.S. Bancorp were each financially sound and continued to possess significant future earnings potential, and that it was likely that their stock prices would eventually exceed our original cost. We also concluded that the market price declines in Kraft Foods (18% of cost) and U. S. Bancorp (27% of cost) were not extraordinary given the economic and other conditions prevalent in 2008 and 2009.

At December 31, 2009, we further concluded we had the ability and intent to hold these securities to their anticipated recovery. We believe it is reasonably possible that the market prices of Kraft Foods and U.S. Bancorp will recover to our cost within the next one to two years assuming that there are no material adverse events affecting these companies or the industries in which they operate. As of March 31, 2010, the market prices of Kraft Foods and U.S. Bancorp increased by 11.3% and 15.0%, respectively, since December 31, 2009. Historically, Berkshire has demonstrated the ability to hold equity securities for very long periods and currently holds certain equity securities that were acquired over 20 years ago.

Based on the information presented above, we believe that our conclusions to not record other-than-temporary impairment charges on investments in an unrealized loss position for more than twelve consecutive months was appropriate and in accordance with ASC 320 and Topic 5M. We will continue to evaluate the unrealized losses in our investments in equity securities in future periods based on the information currently available and assess whether impairment losses should be appropriately considered other than temporary for financial reporting purposes.

Mr. Gus Rodriguez, Accounting Branch Chief

United States Securities and Exchange Commission

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at 402-978-5423.

Very truly yours,

BERKSHIRE HATHAWAY INC.

/s/ Marc D. Hamburg
By Marc D. Hamburg
Senior Vice President – Chief Financial Officer

cc:	Mark Brunhofer – Senior Staff Accountant
Ibolya Ignat – Staff Accountant
Daniel J. Jaksich